As filed with the Securities and Exchange Commission on December 2, 2005
Registration No. 333-128990

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IDM Pharma, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	33-0245076 (I.R.S. Employer Identification No.)
5820 Nancy Ridge Drive
San Diego, CA 92121
(858) 860-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Jean-Loup Romet-Lemonne
Chief Executive Officer
IDM Pharma, Inc.
5820 Nancy Ridge Drive
San Diego, CA 92121
(858) 860-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
L. Kay Chandler, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121-9109
Tel: (858) 550-6000
Fax: (858) 550-6420

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered (1)	share (2)	price	registration fee (3)
Common Stock, $0.01 par value per share	10,894,460	$3.86	$42,052,616	$4,500

(1)	Pursuant to Rule 416 under the Securities Act this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices of the registrant’s common stock as reported on The NASDAQ National Market on November 28, 2005.

(3)	Of this amount, $5,807 has been previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the registrant is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated December 2, 2005
PROSPECTUS
10,894,460 Shares
IDM Pharma, Inc.
Common Stock

     This prospectus relates to the resale from time to time of up to 10,894,460 shares of our common stock by the selling stockholders and the selling stockholder’s donees, pledgees or successors. The shares of common stock offered under this prospectus by the selling stockholders were issued in connection with our business combination with Immuno-Designed Molecules, S.A. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.
     The selling stockholders may sell the common stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The selling stockholders may sell the shares in negotiated transactions or otherwise, at the prevailing market price for the shares or at negotiated prices.
     Our common stock is listed on The NASDAQ National Market under the symbol IDMI. The closing sale price of our common stock, as reported on The NASDAQ National Market on December 1, 2005, was $3.97 per share.

     Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “Risk Factors” beginning on page 5 of this prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                 , 2005.

ii

COMPANY OVERVIEW
     To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements incorporated by reference in this prospectus.
     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus. Reference to “we,” “us,” “our,” “our company” and “IDM Pharma” refers to IDM Pharma, Inc. and its subsidiaries, unless the context requires otherwise.
     We are focused on the development of innovative products that activate the immune system to treat cancer or infectious disease. We are currently developing three lines of products designed to stimulate the patient’s immune response:
•	to destroy cancer cells remaining after conventional therapies,

•	to prevent tumor recurrence, and

•	to treat chronic infectious diseases.
     Our first line of products to destroy cancer cells is based on the activation of certain immune cells called macrophages that participate in the body’s first line of defense against disease, also called innate immunity. The immune cells are activated in vivo (inside the body) or ex vivo (outside the body).
     Our lead product candidate, Junovan™, formerly called Mepact or L-MTP-PE, activates macrophages in vivo in order to increase their capacity to destroy cancer cells. We are developing Junovan for the treatment of osteosarcoma, the most common type of bone cancer, and one that primarily affects adolescents. We have received orphan drug status for Junovan in this indication in the United States and the European Union. A Phase III clinical trial based on almost 800 patients was completed over a six-year period to support the development of Junovan.
     The second product we are developing to destroy cancer cells is based on activated macrophages, which we refer to as MAK® cells. We produce MAK cells by activating a patient’s own white blood cells ex vivo. MAK cells, which have increased capacity to recognize and destroy cancer cells, are then reinjected into the patient in the vicinity of the tumor. We currently have one product based on MAK, Bexidem®, which is in Phase II/III clinical development to treat bladder cancer.
     Our second line of product candidates is designed to prevent tumor recurrence and includes cancer vaccines that are based on two formulations for use in large groups of patients or individual patients, specifically:
•	synthetic vaccines that are designed for use with large groups of patients, and

•	cell-based vaccines that are patient specific, which we refer to as Dendritophages®.
     Our synthetic vaccines are mixtures or “cocktails” of synthetic peptides derived from well characterized tumor antigens. They are formulated with an immune system stimulant and are directly injected into the patient to specifically activate the immune system to recognize and kill tumor cells which display these antigens on their surface.
     We currently have one synthetic peptide-based vaccine in clinical trials: EP-2101. It is being evaluated in a Phase II clinical trial for the treatment of non-small cell lung cancer.

     Dendritophages are dendritic cells, or specialized immune cells, derived from the patient’s own white blood cells. Dendritophages are exposed to tumor cell antigens ex vivo and reinjected into the patient in order to stimulate his or her immune system to recognize and kill tumor cells which display these antigens on their surface.
     We currently have two products based on Dendritophages in clinical trials: Uvidem®, in Phase II for the treatment of melanoma, jointly developed with Sanofi-Aventis; and Collidem®, in Phase I/II for the treatment of colorectal cancer.
     Our third line of product candidates designed to treat chronic infectious diseases includes two therapeutic vaccines. These vaccines are designed to be administered to infected patients to stimulate their immune system in vivo to recognize and kill infected cells or to slow the rate of viral production, with an ultimate goal of eliciting an immune response to a level where the pathogen can be cleared.
     We completed, with National Institutes of Health, or NIH, sponsorship, a Phase I/II clinical trial of EP HIV-1090, a multi-epitope DNA vaccine in HIV-1-infected patients.
     We also have a collaboration with Innogenetics NV related to the development of EP-HBS, a DNA vaccine to treat hepatitis B. A phase I clinical trial of EP-HBS was recently completed to establish vaccine safety.
     Based on clinical trials conducted to date, we have demonstrated that our approaches in immunotherapy have low toxicity and are generally well tolerated by patients. To date, more than 10,000 injections of our product candidates have been safely administered during the course of clinical trials.
     On November 23, 2005, we entered into an asset purchase agreement with Pharmexa Inc., a Delaware corporation, or Pharmexa. Pursuant to the asset purchase agreement, subject to the terms and conditions set forth therein, we will sell specific assets related to our infectious disease programs and certain other assets to Pharmexa for $12,000,000 in cash. In connection with the proposed asset sale, we plan to enter into certain license and services agreements to provide us with continuing rights regarding certain of the assets being transferred to Pharmexa, to the extent they relate to our cancer business. The closing of the proposed asset sale is subject to certain closing conditions and there is a possibility that the transaction may not ultimately close if such closing conditions are not satisfied. Prior to the closing of the proposed asset sale, our business, including the retention of key employees, may suffer due to uncertainty.
     IDM Pharma, Inc. is a Delaware corporation. Our corporate headquarters are located at 5820 Nancy Ridge Drive, San Diego, California and our telephone number at that address is (858) 860-2500. We also have research or manufacturing facilities located in Irvine, California and Paris, France. For more information, please visit our website at www.idm-pharma.com. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.
     On August 16, 2005, we completed a business combination and related transactions with Immuno-Designed Molecules, S.A., which we refer to in this prospectus as the Combination, pursuant to a share exchange agreement, dated March 15, 2005, as amended, between us and certain shareholders of Immuno-Designed Molecules, S.A., which we refer to in this prospectus as the Share Exchange Agreement. In connection with the closing of the Combination, we changed our name from Epimmune Inc. to IDM Pharma, Inc. and changed our ticker symbol on the Nasdaq National Market to “IDMI,” and Immuno-Designed Molecules, S.A. became our wholly owned French subsidiary. We also completed a 1-for-7 reverse stock split of all of our outstanding common stock, including the shares issued to the stockholders of Immuno-Designed Molecules, S.A. in connection with the Combination.

RISK FACTORS
     Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated herein by reference.
     Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.
Risks Related to our Business
     Our lead product candidate, Junovan, may never obtain regulatory approval. The results of a Phase III clinical trial for our lead product candidate, Junovan, for the treatment of osteosarcoma have been analyzed and were submitted to the U.S. Food and Drug Administration, referred to as the FDA, in 2004. This trial was conducted by Children’s Oncology Group under an Investigational New Drug Application, referred to as an IND, held by the National Cancer Institute, prior to the purchase of Junovan from Jenner Biotherapies, Inc. in 2003. We are in discussion with the FDA regarding the most expedient pathway for potential approval of Junovan. We plan to request fast track designation and, possibly, accelerated approval for Junovan. We have also initiated a Protocol Assistance Request Process to facilitate feedback from the European Medicines Agency, referred to as the EMEA, on the most expedient pathway for potential approval of Junovan in the European Union. However, we may not receive necessary approvals from the FDA, the EMEA or similar drug regulatory agencies for the marketing and commercialization of Junovan and/or may be required to conduct additional clinical trials. Even assuming that we receive regulatory approval for Junovan, we do not expect regulatory approval to occur before 2007 at the earliest. The FDA may not agree to grant fast track designation, which may delay the submission or approval process in the United States.
     Currently, we do not have Junovan materials in our inventory that could be used in human trials or for sales, assuming receipt of the regulatory agencies’ approval of Junovan for commercialization, which may not occur. We have resumed manufacturing Junovan components by third-party suppliers based on the specifications and processes established during the Phase III trial. We recently produced a first lot of Junovan materials that meets current specifications as well as the prior specifications for the product used in clinical trials and intend to initiate comparability studies with the new materials so that the data generated under prior clinical trials can be used to support regulatory approval. A proposed protocol for demonstration of comparability is currently under review by the FDA. If we fail to demonstrate, through extensive analytical testing and appropriate preclinical studies, that the new Junovan material produced by subcontractors is comparable to the materials used in the Phase III clinical trial, additional clinical studies may also be required by the regulatory agencies in order to complete comparability analysis.
     The development of Junovan, the preparation of our marketing approval applications to the FDA and the EMEA and stringent manufacturing requirements have required and will continue to require significant investments of our time and money, as well as the focus and attention of our key personnel. As a result, if we fail to receive regulatory approval for Junovan, our financial condition and results of operations will be significantly and adversely affected.
     Even if we receive regulatory approval for Junovan, we may not be able to market it successfully. We expect to depend in the medium term on the commercialization of Junovan for the majority of our revenues, assuming that Junovan receives regulatory approval. Junovan is the only product candidate for which we are preparing a new drug application. Any revenues generated will be limited by the number of patients with osteosarcoma, our ability to obtain appropriate pricing and reimbursement for Junovan, and the effects of competition.

     In particular, we will face competition from existing therapies and, potentially, competition from any new future treatments. Junovan has received orphan drug designation in the United States and in Europe, which will provide us with a seven-year period of exclusive marketing in the United States commencing on the date of FDA approval and a 10-year period of exclusive marketing in Europe commencing on the date of EMEA approval. This will apply only to osteosarcoma, the indication for which Junovan has been designated as an orphan product. However, we may lose this marketing exclusivity should a new treatment be developed which is proven to be more effective than Junovan. In addition, although our patents will protect the liposomal formulation of Junovan until 2005 in Europe and 2007 in the United States, with a possible extension until 2010 in Europe and 2012 in the United States, certain other patents covering the active ingredient in Junovan expired at the end of 2003. As a result, if a competitor develops a new formulation for Junovan, we may face generic competition following the expiration of market exclusivity under the orphan drug designation, which we expect to occur in 2014 with respect to the United States and 2017 with respect to Europe.
     If we are not able to commercialize Junovan successfully, we may not bring to market our other product candidates for several years, if ever, and our prospects will be harmed as a result.
     The process of developing immunotherapeutic products requires significant research and development, preclinical testing and clinical trials, all of which are extremely expensive and time-consuming and may not result in a commercial product. Our product candidates other than Junovan are at early stages of development, and we may fail to develop and successfully commercialize safe and effective treatments based on these products or other technology. For each product candidate, we must demonstrate safety and efficacy in humans through extensive clinical testing, which is very expensive, can take many years and has an uncertain outcome. We may experience numerous unforeseen events during or as a result of the testing process that could delay or prevent testing or commercialization of our products, including:
•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising; for example, in November 2000, Pharmacia Corporation terminated its research and collaboration with us for therapeutic vaccines based on our cancer epitopes, and we have borne the operating expenses and capital requirements of continued development of our therapeutic cancer vaccines;

•	we, our collaborators or government regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	we may have to delay clinical trials as a result of scheduling conflicts with participating clinicians and clinical institutions, or difficulties in identifying and enrolling patients who meet trial eligibility criteria;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	the effects of our immunotherapeutic product candidates may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use, if ever approved;

•	enrollment in clinical trials for our product candidates may be slower than anticipated, resulting in significant delays; and

•	the effects of our product candidates on patients may not have the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use, if approved.
     The data collected from clinical trials may not be sufficient to support regulatory approval of any of our products, and the regulatory agencies may not ultimately approve any of our products for commercial sale, which will adversely affect our business and prospects. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our operating income, stock price and ability to conduct business as currently planned could be materially and adversely affected.

     Some of our research and development programs are funded by the U.S. government and the U.S. government may not allocate funds for these programs in future fiscal years. Certain research and development activities related to our HIV, cancer and malaria programs are funded pursuant to multi-year grants and contracts from the U.S. government. Our prophylactic HIV vaccine program, malaria vaccine program and three cancer programs, which are aimed primarily at epitope identification and vaccine immunogenicity analysis, are exclusively funded by the U.S. government. During 2004, on a pro forma combined basis, these programs represented $5.7 million in revenue or approximately 38% of the total pro forma combined revenue. The U.S. government is under no obligation to, and may not, fund these programs over their full term, which would have a significant impact on our ability to continue development of our HIV, cancer and malaria programs.
     Our principal source of revenues and cash receipts is a collaboration agreement under which our partner has limited obligations. The principal source of revenues and cash receipts for us is the July 2001 collaboration agreement between our subsidiary, Immuno-Designed Molecules, S.A., and Sanofi-Aventis S.A., referred to as Sanofi-Aventis. For 2004, on a pro forma combined basis, Sanofi-Aventis represented approximately 39% of our revenue. Although Sanofi-Aventis has the option to jointly develop and commercialize up to 20 of our therapeutic products derived from the patient’s own white blood cells, referred to as cell drugs, over a 10-year period, to date, Sanofi-Aventis has exercised an option for only one product candidate, Uvidem. Under the collaboration agreement, Sanofi-Aventis has no obligation to participate in the development of additional cell drugs. If we are not successful in developing commercially viable product candidates, Sanofi-Aventis may not elect to exercise additional options. If we fail to meet further milestones in the clinical development of Uvidem, Sanofi-Aventis will have no further milestone obligations with respect to Uvidem. Additionally, Sanofi-Aventis may terminate its participation in any given development program at any time without penalty and without affecting its unexercised options for other product candidates. If Sanofi-Aventis does not exercise additional options, or if we are not successful in achieving additional development milestones for Uvidem, we will not receive additional payments from Sanofi-Aventis and our prospects, revenues and operating cash flows will be significantly and negatively affected.
     Our revenues and operating results are likely to fluctuate. Our revenues and operating results have fluctuated in the past, and our revenues and operating results are likely to continue to do so in the future. This is due to the non-recurring nature of these revenues, which are derived principally from payments made under the collaboration agreement with Sanofi-Aventis and from government grants and contracts. We expect that our only sources of revenues until commercialization of our first immunotherapy product will be:
•	any payments from Sanofi-Aventis and any other current or future collaborative partners;

•	any government and European Union grants and contracts; and

•	investment income.
     These revenues have varied considerably from one period to another and may continue to do so, since they depend on the terms of the particular agreement or grant, or the performance of the particular investment. In addition, termination of any of these arrangements would have a significant impact on our prospects, revenues and results of operations. As a result, we believe that revenues in any period may not be a reliable indicator of our future performance. Deviations in our results of operations from those expected by securities analysts or investors also could have a material adverse effect on the market price of our common stock.
     Our history of operating losses and our expectation of continuing losses may hurt our ability to reach profitability or continue operations. We have experienced significant operating losses since our inception. As of September 30, 2005, we had an accumulated deficit of $149.1 million. It is likely that we will continue to incur substantial net operating losses for the foreseeable future, which may adversely affect our ability to continue operations. We have not generated revenues from the commercialization of any product. All of our revenues to date have consisted of contract research and development revenues, license and milestone payments, research grants, certain asset divestitures and interest income. Substantially all of our revenues for the foreseeable future are expected to result from similar sources. To achieve profitable operations, we, alone or with collaborators, must successfully identify, develop, register and market proprietary products. We do not expect to generate revenues from the commercialization of any product until 2007 at the earliest, assuming that one or more regulatory agencies approve Junovan’s commercialization, which may not occur. We may not be able to generate sufficient product revenue to become profitable. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or yearly basis.

     Our substantial additional capital requirements and potentially limited access to financing may harm our ability to develop products and fund our operations. We will continue to spend substantial amounts on research and development, including amounts spent for manufacturing clinical supplies, conducting clinical trials for our product candidates, advancing development of certain sponsored and partnered programs and the commercialization of Junovan once it has received regulatory approval. Therefore, we will need to raise additional funding. We do not have committed external sources of funding and may not be able to obtain any additional funding, especially if volatile market conditions persist for biotechnology companies. If we are unable to obtain additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our research and development projects, sell certain of our assets (including one or more of our drug programs or technologies), sell our company, or dissolve and liquidate all of our assets. Our future operational and capital requirements will depend on many factors, including:
•	whether we are able to secure additional financing on favorable terms, or at all;

•	the costs associated with, and the success of, obtaining marketing approval and, as applicable, pricing approval, for Junovan for the treatment of osteosarcoma in the United States, Europe and other jurisdictions and the timing of any such approval;

•	the success or failure of the product launch and commercialization of Junovan;

•	the costs associated with the launch and the commercialization of Junovan in the United States, Europe and other jurisdictions upon obtaining marketing approval;

•	the costs associated with our clinical trials for our product candidates, including our cell drugs and HIV and lung cancer vaccine candidates;

•	progress with other preclinical testing and clinical trials in the future;

•	costs associated with integrating our company following the Combination, especially given the multi-national nature of our company;

•	our ability to establish and maintain collaboration and license agreements and any government contracts and grants;

•	the actual revenue we receive under our collaboration and license agreements;

•	the actual costs we incur under our collaboration agreements;

•	the time and costs involved in obtaining regulatory approvals for our products;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and any other proprietary rights;

•	competing technological and market developments; and

•	the magnitude of our immunotherapeutic product discovery and development programs.
     We will likely seek additional funding through collaboration and license agreements, government research grants and/or equity or debt financings. In the event we are able to obtain financing, it may not be on favorable terms. In addition, we may not be able to enter into additional collaborations to reduce our funding requirements. If we acquire funds by issuing securities, dilution to existing stockholders will result. If we raise funds through additional collaborations and license agreements, we will likely have to relinquish some or all of the rights to our product candidates or technologies that we may have otherwise developed ourselves.

     If we lose our key scientific and management personnel or are unable to attract and retain qualified personnel, it could delay or hurt our research and product development efforts. We are dependent on the principal members of our scientific and management staff, including Dr. Jean-Loup Romet-Lemonne, Chief Executive Officer, Dr. Emile Loria, President and Chief Business Officer, Mr. Robert De Vaere, Chief Financial Officer, Dr. Mark Newman, Vice President, Research and Development, Dr. Bonnie Mills, Vice President, Clinical Operation, Mr. Guy Charles Fanneau de la Horie, Vice President, General Manager, Europe, and Mr. Hervé Duchesne de Lamotte, Vice President Finance, Europe. We have previously entered into employment contracts with Dr. Romet-Lemonne, Dr. Loria, Mr. De Vaere, Dr. Newman and Dr. Mills which we believe provide them incentives to remain as employees for at least 12 months following the Combination, although there can be no assurance they will do so. We also expect to enter into employment agreements with Messrs. Fanneau de la Horie and Duchesne de Lamotte although there can be no assurance we will be successful and, even if we are, that such employment agreements will provide an adequate incentive for them to stay with us. We do not maintain key person life insurance on the life of any employee. Our ability to develop immunotherapeutic products and vaccines, identify epitopes, and achieve our other business objectives also depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional qualified personnel. We do not have employment agreements with our non-management scientific personnel. There is intense competition for qualified personnel in biochemistry, molecular biology, immunology and other areas of our proposed activities, and we may not be able to continue to attract and retain such personnel necessary for the development of our business. Because of the intense competition for qualified personnel among technology-based businesses, particularly in the Southern California area, we may not be successful in adding technical personnel as needed to meet the staffing requirements of additional collaborative relationships. Our failure to attract and retain key personnel could delay or be significantly detrimental to our product development programs and could cause our stock price to decline.
     Unexpected or undesirable side effects or other characteristics of our products and technology may delay or otherwise hurt the development of our drug candidates, or may expose us to significant liability that could cause us to incur significant costs. Certain immunotherapy products may produce serious side effects. Many antibody-based therapies have shown toxicity in clinical trials. If our immunotherapy product candidates prove to be ineffective, or if they result in unacceptable side effects, we will not be able to successfully commercialize them and our prospects will be significantly and adversely affected. In addition, there may be side effects in our current or future clinical trials that may be discovered only after long-term exposure, even though our safety tests may indicate favorable results. We may also encounter technological challenges relating to these technologies and applications in our research and development programs that we may not be able to resolve. Any such unexpected side effects or technological challenges may delay or otherwise adversely affect the development, regulatory approval or commercialization of our drug candidates.
     Our business will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. While we currently have product liability insurance for early stage clinical trials, we cannot be sure that we will be able to maintain such insurance on acceptable terms or obtain acceptable insurance as we progress through product development and commercialization, or that our insurance will provide adequate coverage against potential liabilities, either in human clinical trials or following commercialization of any products we may develop.
     Adverse publicity regarding the safety or side effects of the technology approach or products of others could negatively impact us and cause the price of our common stock to decline. Despite any favorable safety tests that may be completed with respect to our product candidates, adverse publicity regarding immunotherapeutic products or other products being developed or marketed by others could negatively affect us. If other researchers’ studies raise or substantiate concerns over the safety or side effects of our technology approach or product development efforts generally, our reputation and public support for our clinical trials or products could be harmed, which would adversely impact our business and could cause the price of our common stock to decline.
     Our treatment approach may not prove effective. Our immunotherapeutic treatment approach is largely untested. To date, only a limited number of immunotherapeutic antibody-based and vaccine-based products designed to fight cancer have been approved for commercialization, and for only a few specific types of cancer. The basis for most immunotherapeutic treatment approaches being developed for the treatment of cancer is the discovery that cancer cells express more of certain proteins, known as antigens, on their surfaces, which may allow them to be distinguished from normal cells. Immunotherapy is designed either to manipulate the body’s immune cells to target antigens and destroy the cancer cells that overexpress them or to activate the body’s immune system generally. However, immunotherapy has failed in the past for a number of reasons, including:
•	the targeted antigens are not sufficiently different from those normal cells to cause an immune reaction;

•	the tumor cells do not express the targeted antigen at all or in sufficient quantities to be recognized by immune system cells, such as T cells or macrophages;

•	the immune response provoked by the immunotherapeutic agent is not strong enough to destroy the cancer; or

•	cancer cells may, through various biochemical mechanisms, escape an immune response.
     Our strategy involves identifying multiple epitopes in order to create our vaccines. Unless we identify the correct epitopes and combine them in the correct manner to stimulate desired immune responses, we may never develop a vaccine that is safe or effective in any of the indications that we are pursuing.
     If we cannot enter into and maintain strategic collaborations on acceptable terms in the future, we may not be able to develop products in markets where it would be too costly or complex to do so on our own. We will need to enter into and maintain collaborative arrangements with pharmaceutical and biotechnology companies or other strategic partners both for development and for commercialization of potential products in markets where it would be too costly or complex to do so on our own. Currently, our only collaborations are with Sanofi-Aventis, Innogenetics and Bavarian Nordic. If we are not able to maintain existing strategic collaborations and enter into and maintain additional research and development collaborations or other collaborations in the future on acceptable terms, we may be forced to abandon development and commercialization of some product candidates and our business will be harmed.
     If our collaboration or license arrangements are unsuccessful, our revenues and product development may be limited. Our collaborations and license arrangements generally pose the following risks:
•	collaborators and licensees may not pursue further development and commercialization of potential products resulting from our collaborations or may elect not to renew research and development programs;

•	collaborators and licensees may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require new formulation of a product candidate for clinical testing;

•	expected revenue might not be generated because milestones may not be achieved and product candidates may not be developed;

•	collaborators and licensees could independently develop, or develop with third parties, products that could compete with our future products;

•	the terms of our contracts with current or future collaborators and licensees may not be favorable to us in the future;

•	a collaborator or licensee with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

•	disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant and costly litigation or arbitration; and

•	collaborations and licensee arrangements may be terminated, in which case we will experience increased operating expenses and capital requirements if we elect to pursue further development of the product candidate.

     We may not be able to license technology necessary to develop products. We may be required to enter into licenses or other collaborations with third parties in order to access technology that is necessary to successfully develop certain of our products. We may not successfully negotiate acceptable licenses or other collaborative arrangements that will allow us to access such technologies. If we cannot obtain and maintain license rights on acceptable terms to access necessary technologies, we may be prevented from developing some product candidates. In addition, any technologies accessed through such licenses or other collaborations may not help us achieve our product development goals.
     Our supplies of certain materials necessary to our business may be limited and key raw materials may be scarce. We have entered into several arrangements for the supply of various materials, chemical compounds, antibodies and antigens that are necessary to manufacture our product candidates. For example, we rely on external suppliers for the production of IL-13, which is used in the manufacturing of our dendritophage product candidates. IL-13 is an inherently scarce raw material. We believe that we currently possess enough IL-13 for our short- to medium-term needs. However, once our dendritophage product candidates enter into Phase III clinical trials, we will require a supply of IL-13 that conforms to Good Manufacturing Practices, or GMP. In 2003, we entered into an IL-13 Development and Manufacturing Agreement with Biotecnol, S.A., a Portuguese company, aimed at developing a clinical grade IL-13 manufacturing process. Under the agreement, Biotecnol has agreed to complete development of clinical grade IL-13 according to a program of GMP manufacturing, control, testing and release, as defined with advice from Sanofi-Aventis, and we have agreed to provide financial support payable upon the occurrence of certain milestone events and based on the decisions of the parties to continue development. Once development of the IL-13 production process is completed, Biotecnol will oversee the ongoing management of the outsourcing of manufacturing and release of the finished product for a renewable five-year period beginning with the release of the first finished product batch. Either party may terminate the IL-13 Development and Manufacturing Agreement on the basis of a recommendation from a joint management committee if certain program specifications and targets are not met and/or before manufacturing of the first product batch is initiated. We are also entitled to terminate the IL-13 Development and Manufacturing Agreement at any time during the manufacturing period if the finished product stability does not reach two years. Biotecnol is entitled to terminate the process performance at any time by providing 18 months’ prior notice. In addition, either we or Biotecnol may terminate the agreement with immediate effect upon written notice on or at any time after the occurrence of certain events (e.g., breach of contract, liquidation, etc.). There are no assurances that Biotecnol will successfully manufacture clinical grade IL-13, or that it will be able to produce sufficient quantities of clinical grade IL-13 if it is successful. Without a sufficient supply of clinical grade IL-13, we would not be able to conduct Phase III clinical trials of our dendritophage product candidates.
     We have one sole source supplier for a component of our EP-2101 non-small cell lung cancer vaccine. This material is not supplied under a long-term contract but we have not had difficulties obtaining the material in a timely manner in the past. The supplier also provides the same material to other customers and we do not believe we are at risk of losing this supplier. We have several other suppliers which are currently our sole sources for the materials they supply, though we believe alternate suppliers could be developed in a reasonable period of time. We are not aware of any scarcity of raw materials used in any of our products.
     Supply of any of these products could be limited, interrupted or restricted in certain geographic regions. In such a case, we may not be able to obtain from other manufacturers alternative materials, chemical compounds, components, antibodies or antigens of acceptable quality, in commercial quantities and at an acceptable cost. If our key suppliers or manufacturers fail to perform, or if the supply of products or materials is limited or interrupted, we may not be able to produce or market our products on a timely and competitive basis.
     If we and/or our collaborators cannot cost-effectively manufacture our immunotherapeutic product candidates in commercial quantities or for clinical trials in compliance with regulatory requirements, we and/or our collaborators may not be able to successfully commercialize the products. We have not commercialized any products, and we will not have the experience, resources or facilities to manufacture therapeutic vaccines and other products on a commercial scale. We will not be able to commercialize any products and earn product revenues unless we or our collaborators demonstrate the ability to manufacture commercial quantities in accordance with regulatory requirements. Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the GMP requirements of the respective regulatory agencies specifically for biological drugs, as well as for other drugs. In complying with GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements.
     We are currently dependent on third parties for the production and testing of our lead product candidate, Junovan and Junovan components. We may not be able to enter into future subcontracting agreements for the commercial supply of Junovan or any of our other products, or to do so on terms that are acceptable to us. If we are unable to enter into acceptable subcontracting agreements, we will not be able to successfully commercialize Junovan or any of our other products. In addition, reliance on third-party manufacturers poses additional risks which we would not face if we produced Junovan or any of our other products ourselves, including:
•	non-compliance by these third parties with regulatory and quality control standards;

•	breach by these third parties of their agreements with us; and

•	termination or nonrenewal of these agreements for reasons beyond our control.
     If products manufactured by third-party suppliers fail to comply with regulatory standards, sanctions could be imposed on us. These sanctions could include fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we change manufacturers for Junovan, we will be required to undergo revalidation of the manufacturing process and procedures in accordance with GMP. This revalidation could be costly and time-consuming and require the attention of our key personnel. If revalidation is not successful, we may be forced to look for an alternative supplier, which could delay the marketing of Junovan or increase our manufacturing costs. We will also need to demonstrate through preclinical studies that Junovan as produced by the new manufacturers is comparable to the materials used in the Phase III clinical trial. New clinical studies may also be required if comparability cannot be fully demonstrated by preclinical studies.
     We prepare our cell drugs in our own facilities for purposes of our research and development programs, preclinical testing and clinical trials. We currently have one clinical scale facility for cell drug manufacturing in Paris, France and a second one in Irvine, California. However, we lack experience in manufacturing our cell drugs on a large scale. We expect to construct commercial scale manufacturing plants in Europe and the United States in the future, but we may not be able to successfully carry out such construction. As a result, we may not be able to manufacture our cell drugs on acceptable economic terms or on a sufficient scale for our needs.
     We cannot be sure that we can manufacture, either on our own or through contracts with outside parties, our immunotherapeutic product candidates at a cost or in quantities that are commercially viable.
     We are subject to extensive and uncertain government regulation and we may not be able to obtain necessary regulatory approvals. To date, none of our potential products have been approved for marketing by any regulatory agencies. We cannot be sure that we will receive the regulatory approvals necessary to commercialize any of our potential products. Our product candidates will be subject to extensive governmental regulation, and the applicable regulatory requirements are uncertain and subject to change. The FDA and the EMEA maintain rigorous requirements for, among other things, the research and development, preclinical testing and clinical trials, manufacture, safety, efficacy, record keeping, labeling, marketing, sale and distribution of therapeutic products. Failure to meet ongoing regulatory requirements or obtain and maintain regulatory approval of our products could harm our business. In particular, the United States is the world’s largest pharmaceutical market. Without FDA approval, we would be unable to access the U.S. market. In addition, noncompliance with initial or continuing requirements can result in, among other things:
•	fines and penalties;

•	injunctions;

•	seizure of products;

•	total or partial suspension of product marketing;

•	failure of a regulatory agency to grant a new drug application;

•	withdrawal of marketing approvals; and

•	criminal prosecution.
     The regulatory process for new drug products, including the required preclinical studies and clinical testing, is lengthy, uncertain and expensive. We will be required to submit extensive product characterization, manufacturing and control, and preclinical and clinical data and supportive information for each indication in order to establish the potential product’s safety and effectiveness. The approval process may also involve ongoing requirements for post-marketing studies, as well as manufacturing and quality control requirements on a continuous basis.
     To market any drug products outside of the United States and the European Union, we and our collaborators will also be subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval for biologics or other drug products. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA or EMEA approval. The foreign regulatory approval processes usually include all of the risks associated with obtaining FDA or EMEA approval, and approval by the FDA does not ensure approval by the health authorities of any other country, nor does the approval by the EMEA or the foreign health authorities ensure approval by the FDA. Even if we obtain commercial regulatory approvals, the approvals may significantly limit the indicated uses for which we may market our products.
     Even if we obtain regulatory approval for our products, we may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products. If we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur:
•	regulatory approval may be withdrawn;

•	reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-approvals of our manufacturing facilities may be required;

•	sales of the affected products may drop significantly;

•	our reputation in the marketplace may suffer; and

•	lawsuits, including costly and lengthy class action suits, may be brought against us.
     Any of the above occurrences could halt or reduce sales of the affected products or could increase the costs and expenses of commercializing and marketing these products, which would materially and adversely affect our business, operations, financial results and prospects.
     We may not be able to commercialize products under development by us if those products infringe claims in existing patents or patents that have not yet issued, and this would materially harm our ability to operate. As is typical in the biotechnology industry, our commercial success will depend in part on our ability to avoid infringing patents issued to others or breaching the technology licenses upon which we might base our products. We are aware of patents issued to others that contain claims that may cover certain aspects of our technologies or those of our collaborators, including cancer vaccine epitopes, HIV vaccine epitopes, methods for delivering DNA vaccines to patients and peptide vaccines. If we are required to obtain a license under one or more of these patents to practice certain aspects of our immunotherapy technologies in Europe and in the United States, such a license may not be available on commercially reasonable terms, if at all. If we fail to obtain a license on acceptable terms to any technology that we need in order to develop or commercialize our products, or to develop an alternative product or technology that does not infringe on the patent rights of others, we would be prevented from commercializing our products and our business and prospects would be harmed.

     Our failure to obtain issued patents and, consequently, to protect our proprietary technology, could hurt our competitive position. Our success depends in part on our ability to obtain and enforce claims in our patents directed to our products, technologies and processes, both in the United States and in other countries. Although we have issued patents and have filed various patent applications, our patent position is highly uncertain and involves complex legal and factual questions. Legal standards relating to patentability, validity and scope of patent claims in epitope identification, immunotherapy and other aspects of our technology field are still evolving. Patents issued, or which may be issued, to us may not be sufficiently broad to protect our immunotherapy technologies and processes and patents may issue from any of our patent applications. For example, even though our patent portfolio includes patent applications with claims directed to peptide epitopes and methods of utilizing sequence motifs to identify peptide epitopes and also includes patent applications with claims directed to vaccines derived from blood monocytes, we cannot assure you of the breadth of claims that will be allowed or that may issue in future patents. Other risks and uncertainties that we will face with respect to our patents and patent applications include the following:
•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the allowed claims of any patents that issue may not provide meaningful protection;

•	we may be unable to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to us;

•	disputes may arise regarding inventions and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of our intellectual property and our respective licensors or collaborators; and

•	other companies may design around the technologies patented by us.
     If we are unable to compete effectively in the highly competitive biotechnology industry, our business will fail. The market for cancer therapeutics is characterized by rapidly evolving technology, an emphasis on proprietary products and intense competition. Many entities, including pharmaceutical and biotechnology companies, academic institutions and other research organizations, are actively engaged in the discovery, research and development of immunotherapy and other products for the treatment of cancer and other diseases. Should any of our product candidates be approved for marketing and launched, they would compete against a range of established therapies.
     Our vaccines under development address a range of cancer and infectious disease markets. The competition in these markets is extremely formidable. There are 27 drugs currently approved in the United States for HIV and, according to a PhRMA 2003 report on pharmaceutical drug development, there were 83 new product candidates in clinical development for HIV and related conditions, including 15 HIV vaccines. Our potential products would also compete with a range of novel therapies either under development or recently introduced onto the market, including monoclonal antibodies, cancer vaccines and cell therapy, gene therapy, angiogenesis inhibitors and signal transduction inhibitors. The strongest competition is likely to come from other immunotherapies (such as monoclonal antibodies) and, to a lesser extent, from chemotherapeutic agents and hormonal therapy.
     In addition, according to the PhRMA 2003 report, there were 395 new product candidates in clinical development for the treatment of cancer, and at least 30 companies were developing more than 50 vaccines against various cancers. An important factor in competition may be the timing of market introduction of our vaccines and competitive products. Accordingly, the relative speed with which we can develop vaccines, complete the clinical trials and approval processes and supply commercial quantities of the vaccines to the market is expected to be an important competitive factor. We expect that competition among products approved for sale will be based, among other things, on product effectiveness, safety, reliability, availability, price and patent position. We cannot predict whether our products will compare favorably with competitive products in any one or more of these categories.

     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we have, and we may not be able to compete effectively against them. Large pharmaceutical companies in particular, such as Bristol-Myers Squibb, Roche, Novartis and AstraZeneca, have substantially more extensive experience in clinical testing and in obtaining regulatory approvals than us. Smaller or early-stage companies, most importantly those in the immunotherapy field such as Dendreon or CancerVax, may also prove to be significant competitors. These companies may become even stronger competitors through collaborative arrangements with large companies. All of these companies may compete with us to acquire rights to promising antibodies, antigens and other complementary technologies.
     Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming. Litigation may be necessary to enforce the claims in any patents issued to us or to defend against any claims of infringement of patents owned by third parties that are asserted against us. In addition, we may have to participate in one or more interference proceedings declared by the United States Patent and Trademark Office or other foreign patent governing authorities, which could result in substantial costs to determine the priority of inventions.
     If we become involved in litigation or interference proceedings, we may incur substantial expense, and the proceedings may divert the attention of our technical and management personnel, even if we ultimately prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, prohibit us from marketing our products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates.
     The enforcement, defense and prosecution of intellectual property rights, including the United States Patent and Trademark Office’s and related foreign patent offices’ interference proceedings, and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:
•	assert against others or defend ourselves against claims of infringement;

•	enforce patents owned by, or licensed to us from another party;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of our proprietary rights or those of others.
     If we are unable to protect our trade secrets, we may be unable to protect from competitors our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection. Our competitive position will depend in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with our collaborative partners, employees and consultants. Nevertheless, our collaborative partners, employees and consultants may breach these agreements and we may be unable to enforce these agreements. In addition, other companies may develop similar or alternative technologies, methods or products or duplicate our technologies, methods, vaccines or immunotherapy products that are not protected by our patents or otherwise obtain and use information that we regard as proprietary, and we may not have adequate remedies in such event. Any material leak of our confidential information into the public domain or to third parties could harm our competitive position.
     We out-license technology outside of our core area of focus, and these licensees may not develop any products using such technology, which may limit our revenue. We have licensed to third parties some of our technology in markets that we are not pursuing ourselves or with our collaborators. Our revenues from these licenses will be limited if the licensees are not successful in developing and commercializing products using our technology. Our licensees may pursue alternative technologies or develop alternative products either on their own or in collaboration with others in competition with products developed by us or under licenses or collaborations with us.

     Some of our programs will be funded by the U.S. government and, therefore, the U.S. government may have rights to certain of our technology and could require us to grant licenses of our inventions to third parties. We expect to fund, certain of our research and development related to our HIV, cancer and malaria programs pursuant to grants and contracts from the U.S. government. As a result of these grants and contracts, the U.S. government has certain rights in the inventions, including a non-inclusive, non-transferable, irrevocable license to practice the invention throughout the world. Our failure to disclose, file, prosecute patent applications or elect to retain title to such inventions may result in conveyance of title to the United States. In addition, the U.S. government may require us to grant to a third party an exclusive license to any inventions resulting from the grant if the U.S. government determines that we have not taken adequate steps to commercialize inventions, or for public health or safety needs.
     Successful commercialization of our future products will depend on our ability to gain acceptance by the medical community. If we succeed in receiving regulatory approval and launching our product candidates based on our immunotherapeutic technology, it will take time to gain acceptance in the medical community, including health care providers, patients and third-party payers. The degree of market acceptance will depend on several factors, including:
•	the extent to which our therapeutic product candidates are demonstrated to be safe and effective in clinical trials;

•	the existence of adverse side effects;

•	convenience and ease of administration;

•	the success of sales, marketing and public relations efforts;

•	the availability of alternative treatments;

•	competitive pricing;

•	the reimbursement policies of governments and other third parties;

•	effective implementation of a publications strategy; and

•	garnering support from well-respected external advocates.
     If our products are not accepted by the market or only receive limited market acceptance, our business and prospects will be adversely affected.
     There are challenges involved in the integration of our company following the Combination, and, as a result, we may not realize the expected benefits of the Combination. If our stockholders are to realize the anticipated benefits of the Combination, our operations must be integrated and combined efficiently. We cannot assure you that the integration will be successful or that the anticipated benefits of the Combination will be fully realized. The dedication of our management resources to integration activities relating to the Combination may divert attention from our day-to-day business. The difficulties of integrating our operations following the Combination include, among others:
•	consolidating research and development operations;

•	retaining key personnel;

•	preserving licensing, research and development, manufacturing, supply, collaboration and other important relationships;

•	motivating employees in light of organizational changes resulting from the Combination;

•	combining corporate cultures and coordinating multi-national operations; and

•	minimizing the diversion of management’s attention from ongoing business concerns.

     It is possible that we will be unable to integrate our businesses so as to realize all of the benefits that we expect to result from the Combination. Integration of operations may be difficult and may have unintended consequences. The diversion of attention of management from its current operations to integration efforts and any difficulties encountered in combining the operations could harm our ability to execute our strategy of commercializing our lead drug candidate and advancing the clinical development of our pipeline of immunotherapeutic products.
     We may experience difficulties managing our growth, which could adversely affect our results of operations. It is expected that we will grow in certain areas of our operations as we develop and, assuming receipt of the necessary regulatory approvals, market our products. In particular, we will need to expand our sales and marketing capabilities to support our plans to market Junovan. We will therefore need to recruit personnel, particularly sales and marketing personnel, and expand our capabilities, which may strain our managerial, operational, financial and other resources. To compete effectively and manage our growth, we must:
•	train, manage, motivate and retain a growing employee base, particularly given our operations in both California and France;

•	accurately forecast demand for, and revenues from, our product candidates, particularly Junovan; and

•	expand existing operational, financial and management information systems to support our development and planned commercialization activities and the multiple locations of our offices.
     Our failure to manage these challenges effectively could harm our business.
     Our use of hazardous materials could expose us to significant costs. Our research and development processes involve the controlled storage, use and disposal of hazardous materials, chemicals and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources. Compliance with environmental laws and regulations in the future may entail significant costs and our ability to conduct research and development activities may be harmed by current or future environmental laws or regulations. We carry liability insurance for contamination or injury resulting from the use of hazardous materials.
     Examples of hazardous materials we use in our business include flammable liquids and solids, Iodine 125 and Chromium-51, both radioactive materials, carcinogens and reproductive toxins such as Chloroform and Formaldehyde and biological products and waste such as blood products from clinical samples. Personal injury resulting from the use of hazardous materials is covered up to the limit of our workers’ compensation insurance which is presently one million dollars. Contamination clean-up resulting from an accident involving hazardous materials would be covered to the limit of our property insurance, with certain exclusions, which is presently $250,000. We have insurance in the amount of $250,000 for property damage and/or business interruption due to contamination; $25,000 for an offsite contamination problem; $50,000 for clean up as a result of contamination; and $25,000 for business interruption, all of which are included in the general liability policy. Our liability for personal injury or hazardous waste clean up and remediation may not be covered by these insurance policies or the costs may exceed policy limits.
     Our financial results may be adversely affected by fluctuations in foreign currency exchange rates. We will be exposed to currency exchange risk with respect to the U.S. dollar in relation to the euro, because a significant portion of our operating expenses will be incurred in euros. This exposure may increase if we expand our operations in Europe. We have not entered into any hedging arrangements to protect our business against currency fluctuations. We will monitor changes in our exposure to exchange rate risk that result from changes in our situation. If we do not enter into effective hedging arrangements in the future, our results of operations and prospects could be materially and adversely affected by fluctuations in foreign currency exchange rates.

Risks Related to our Common Stock
     The volatility of the price of our common may adversely affect stockholders. The market prices for securities of biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are not necessarily related to the operating performance of such companies. From January 1, 2004 through December 1, 2005, the closing stock price of our common stock ranged from $0.55 to $2.66 (or $3.87 to $18.62 as adjusted for our seven-for-one reverse stock split effected on August 15, 2005) and has been and will continue to be influenced by general market and industry conditions. In addition, the following factors may have a significant effect on the market price of our common stock:
•	the status of development of our product candidates;

•	whether we are able to secure additional financing on favorable terms, or at all;

•	announcements of technological innovations or new commercial immunotherapeutic products by us or others;

•	governmental regulation that affects the biotechnology and pharmaceutical industries in general or us in particular;

•	developments in patent or other proprietary rights by us;

•	receipt of funding by us under collaboration and license agreements and government grants;

•	developments in, or termination of, our relationships with our collaborators and licensees;

•	public concern as to the clinical results and/or the safety of drugs developed by us or others; and

•	announcements related to the sale of our common stock or other securities.
     Changes in our financial performance from period to period also may have a significant impact on the market price of our common stock.
     Our principal stockholders, executive officers and directors own a significant percentage of shares of our common stock and, as a result, the trading price for shares of our common stock may be depressed. These shareholders may make decisions that may be adverse to your interests. Our executive officers and directors (excluding, with respect to Dr. Drakeman, the shares owned by Medarex, Inc., a New Jersey corporation, referred to as Medarex), in the aggregate, beneficially own approximately 3.0% of the shares of our common stock. Moreover, Medarex and Sanofi-Aventis own approximately 20% and approximately 15%, respectively, of the total shares of our common stock outstanding. As a result, Sanofi-Aventis, Medarex and our other principal stockholders, executive officers and directors, should they decide to act together, have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors, distribution of dividends, changes to our bylaws and other important decisions, such as future equity issuances. Sanofi-Aventis and Medarex have not entered into any voting agreements or formed a group as defined under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act.
     This significant concentration of share ownership in a limited number of investors may adversely affect the trading price of our common stock because investors often perceive such a concentration as a disadvantage. It could also have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other transactions that could be otherwise favorable to you.

     Future sales of shares of our common stock may cause the market price of your shares to decline. The sale of a large number of shares of our common stock, including through the exercise of outstanding warrants and stock options, following the Combination, or the perception that such sales could occur, could adversely affect the market price of our common stock. In connection with the Combination each of the principal company shareholders and certain executive officers and directors of Epimmune, respectively, who now own in the aggregate approximately 81% of the outstanding shares of our common stock have agreed to restrictions on their ability to dispose of their shares of our common stock and related securities for a period of six months following the Combination. Following these lock-up periods, the principal company shareholders and such executive officers and directors of Epimmune will be free to sell their shares of our common stock (subject to applicable U.S. securities laws), which could cause the market price of such shares of our common stock to decline. Subject to volume restrictions for a further six-month period, 10,658,470 shares including underlying derivative securities, will be eligible for sale in the public markets following the lock-up periods.

USE OF PROCEEDS
     All of the common stock offered pursuant to this prospectus is being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.
SELLING STOCKHOLDERS
     Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares issued in connection with the Combination.
     When we use the terms “Combination” and “transaction,” we are referring to:
•	the exchange on August 16, 2005 of 3.771865 shares of our common stock, par value $0.01 per share, for each of the issued and outstanding class A ordinary shares, nominal value € 0.10 per share and class B ordinary shares, nominal value € 0.10 per share, of Immuno-Designed Molecules, S.A. and including shares issuable upon exercise of warrants to acquire shares of Immuno-Designed Molecules, S.A., other than shares of Immuno-Designed Molecules, S.A. held in plan d’épargne en actions, referred to as a PEA, upon the terms and subject to the conditions set forth in the Share Exchange Agreement;

•	the exchange on August 16, 2005 of all outstanding shares of our Series S preferred stock and Series S-1 preferred stock for an aggregate of 278,468 shares of our common stock, after adjustment for the one-for-seven reverse stock split of our common stock effected in connection with the Combination, pursuant to the Amended and Restated Preferred Exchange Agreement with G.D. Searle, dated April 12, 2005, referred to as the Amended and Restated Preferred Exchange Agreement.
     The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer or sell those shares from time to time in any manner contemplated under the “Plan of Distribution.”
     The information in the following table for the selling stockholders is based upon information provided by each selling stockholder, or in schedules 13G and other public documents filed with the SEC. The term selling stockholders includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 13,185,809 shares of our common stock issued and outstanding as of September 1, 2005, including the 10,894,460 shares of our common stock offered herein. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.

			Shares
	Number of Shares	Number of	Beneficially
	Beneficially	Shares	Owned After
	Owned Prior to	Being	Offering
Selling Stockholders	Offering(1)	Offered	Number	Percent
Liliane Adamowicz	8,082	8,082	0	*
Bruno Blanckaert	24,247	24,247	0	*
Hervé Duchesne de LaMotte(2)	118,625	38,286	80,339	*
Jean-Loup Romet-Lemonne(3)	412,778	342,163	70,615	*
Yves Fouron	37,341	37,341	0	*
James Griffin	7,302	7,302	0	*
Michael Fanger	1,114	1,114	0	*
Reinhard Andreesen	1,759	1,759	0	*
Jacques Banchereau	293	293	0	*
Michael Lotze	1,466	1,466	0	*
Bernard Brigonnet(4)	76,947	4,772	72,175	*
Jean-Marie DuPuy(5)	24,544	3,638	20,906	*

			Shares
	Number of Shares	Number of	Beneficially
	Beneficially	Shares	Owned After
	Owned Prior to	Being	Offering
Selling Stockholders	Offering(1)	Offered	Number	Percent
Timothy Barberich	8,710	8,710	0	*
Henri Lipmanowicz(6)	1,178	1,178	0	*
Niek Roosdorp	4,849	4,849	0	*
David Collingham	1,616	1,616	0	*
Shearman & Sterling LLP(7)	59,681	59,681	0	*
Nancy Donnell Lilly	1,589	1,589	0	*
François Duval	4,729	4,729	0	*
Hayden Leason	90,294	68,116	22,178	*
Leason Partners(8)	49,842	49,842	0	*
William McClatchy	953	953	0	*
McClatchy 1992 Revocable Trust	953	953	0	*
Pedro Gonzalez-Bueno Benitez	91,656	91,656	0	*
Sofinnova Capital II FCPR(9)	497,355	497,355	0	*
Atlas Venture Fund III LP	527,112	527,112	0	*
Atlas Venture Fund Entrepreneurs’ Fund III, L.P.	3,402	3,402	0	*
CDC Innovation 1996 FCPR(10)	401,352	401,352	0	*
FCPR Apax France IV(11)	402,427	402,427	0	*
FCPR Apax Partners Club(11)	9,512	9,512	0	*
Altamir & Cie.(11)	70,726	70,726	0	*
Banexi S.C.R.(12)	299,464	299,464	0	*
Fond’ Harvest I FCPR	46,113	46,113	0	*
FIN LLC	97,780	97,780	0	*
Natio Vie Développement 3(12)	99,038	99,038	0	*
Croissance Discovery FCPR	117,984	117,984	0	*
Mercure Discovery II FCPR	1,937	1,937	0	*
CERN-European Organization for Nuclear Research	59,955	59,955	0	*
Compagnie LEBON	88,549	88,549	0	*
Guy Gervais	9,224	9,224	0	*
BNP Paribas London Branch (13)	138,352	138,352	0	*
Hélène Ploix(14)	89,651	89,651	0	*
Jean Gore	1,293	1,293	0	*
Bertrand Hainguerlot	1,293	1,293	0	*
Private Equity Co-Finance	138,352	138,352	0	*
IMH Hannover Venture Capital GmbH & Co KG	193,722	193,722	0	*
Societe Béarnaise de Participations(12)	11,552	11,552	0	*
Clal Biotechnology Industries Ltd.(15)	504,816	504,816	0	*
Koonras Technologies Ltd.	148,475	148,475	0	*
Egsan Company Inc.	167,317	167,317	0	*
Alta BioPharma Partners, L.P.(16)	236,380	236,380	0	*
IDM Chase Partners (Alta Bio), LLC(16)	134,995	134,995	0	*
Alta Embarcadero BioPharma Partners, LLC(16)	8,909	8,909	0	*
Room High-Tech Ltd.	11,931	11,931	0	*
Taurus Ltd	24,860	24,860	0	*
Biotech Turnaround Fund B.V.	419,412	419,412	0	*
Biotek Partenaires S.A.	27,683	27,683	0	*
Crédit Lyonnais Fonds Secondaire 1(17)	133,384	133,384	0	*
Investissement Innovation 2002 FCPI	52,586	52,586	0	*
France Innovation 4 FCPI	44,221	44,221	0	*
AA Innovation 2002 FCPI	19,524	19,524	0	*

			Shares
	Number of Shares	Number of	Beneficially
	Beneficially	Shares	Owned After
	Owned Prior to	Being	Offering
Selling Stockholders	Offering(1)	Offered	Number	Percent
Sanofi-Aventis	1,986,740	1,986,740	0	*
Medarex Inc.(18)	2,624,279	2,624,279	0	*
G.D. Searle LLC(19)	323,819	278,468	45,351	*
Total	11,154,559	10,894,460	311,564	N/A

*	Less than 1%.

(1)	“Prior to the Offering” means as of September 1, 2005 and prior to the offering by the selling stockholders of the securities registered under this prospectus for resale.

(2)	Includes 80,339 shares of our common stock underlying an option liquidity agreement, dated August 16, 2005, pursuant to which options to purchase shares of Immuno-Designed Molecules, S.A. may be exchanged for shares of our common stock within 60 days of September 1, 2005. Mr. de Lamotte served as Chief Financial Officer of Immuno-Designed Molecules, S.A. from 1998 to August 2005 and currently serves as our Vice President Finance, Europe.

(3)	Includes 55,528 shares of our common stock underlying stock options held by Dr. Romet-Lemonne and 15,087 shares of common stock underlying stock options held by Dr. Romet-Lemonne’s spouse that may be exercised within 60 days of September 1, 2005, and 17,296 shares beneficially owned by Dr. Romet-Lemonne’s spouse that are being offered hereby. Dr. Romet-Lemonne served as Chief Executive Officer of Immuno-Designed Molecules, S.A. from 1999 to August 2005 and currently serves as our Chief Executive Officer and as Chairman of our board of directors.

(4)	Includes 72,175 shares of our common stock underlying an option liquidity agreement, dated August 16, 2005, pursuant to which options to purchase shares of Immuno-Designed Molecules, S.A. may be exchanged for shares of our common stock within 60 days of September 1, 2005. Mr. Brigonnet served as an executive officer of Immuno-Designed Molecules, S.A. prior to the Combination.

(5)	Includes 20,906 shares of common stock underlying an option liquidity agreement, dated August 16, 2005, pursuant to which options to purchase shares of Immuno-Designed Molecules, S.A. may be exchanged for shares of our common stock within 60 days of September 1, 2005.

(6)	Mr. Lipmanowicz was a director of Immuno-Designed Molecules, S.A. prior to the Combination.

(7)	Shearman & Sterling has served as corporate legal counsel to Immuno-Designed Molecules, S.A. from 2000 to August 2005 and continues to provide services to us.

(8)	Leason Partners has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Leason Partners of the shares offered hereby.

(9)	Denis Lucquin, who was a director of Immuno-Designed Molecules, S.A. prior to the Combination, is affiliated with Sofinnova.

(10)	Thierry Laugel, who was a director of Immuno-Designed Molecules, S.A. prior to the Combination, was previously affiliated with CDC Innovation.

(11)	Laurent Ganem, who was a director of Immuno-Designed Molecules, S.A. prior to the Combination, is affiliated with Altamir and FCPR Apax.

(12)	Natio Vie Développement 3, Banexi S.C.R. and Societe Béarnaise de Participations, which are affiliated funds, have indicated that they are affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Natio Vie Développement 3, Banexi S.C.R. and Societe Béarnaise de Participations of the shares offered hereby.

(13)	BNP Paribas London Branch has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsover in connection with the sales by BNP Paribas London Branch of the shares offered hereby.

(14)	Includes 87,625 shares of our common stock held by Péchel Industries, for which Ms. Ploix serves as the chairperson. Ms. Ploix was a director of Immuno-Designed Molecules, S.A. prior to the Combination.

(15)	David Haselkorn, who was a director of Immuno-Designed Molecules, S.A. prior to the Combination and currently serves on our board, previously served as Chief Executive Officer of Clal Biotechnology Industries Ltd.

(16)	Jean Deleage, who was a director of Immuno-Designed Molecules, S.A. prior to the Combination and currently serves on our board of directors, serves as a managing director of Alta Partners.

(17)	Credit Lyonnais Fonds Secondaire 1 has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Credit Lyonnais Fonds Secondaire 1 of the shares offered hereby.

(18)	Donald Drakeman, who was a director of Immuno-Designed Molecules, S.A. prior to the Combination and currently serves on our board of directors, serves as President, Chief Executive Officer and a director of Medarex, Inc.

(19)	John McKearn, who currently serves on our board of directors, previously served as an officer of Pharmacia Corporation, formerly G.D. Searle and Co.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock on behalf of the selling stockholders. We will pay all costs, expenses and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. When we refer to selling stockholders in this prospectus, that term includes donees and pledgees selling shares of common stock under this prospectus which were received from the selling stockholders.
     The selling stockholders may sell their shares at various times in one or more of the following transactions:
•	on The NASDAQ National Market (or any other exchange on which the shares may be listed);

•	in the over-the-counter market;

•	in negotiated transactions other than on the over-the-counter market;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers and in transactions where the broker or dealer acts as principal and resells shares for its own account under this prospectus;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded put or call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options;

•	in a combination of any of the above transactions; or

•	in any other method permitted pursuant to applicable law.
     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commissions.
     The selling stockholders may also sell all or a portion of their shares under Rule 144 under the Securities Act, or pursuant to other available exceptions from the registration requirements of the Securities Act or may pledge shares as collateral for margin accounts. These shares could then further be resold pursuant to the terms of such accounts.
     Under certain circumstances, the selling stockholders and any broker-dealers that participate in the distribution might be deemed to be “underwriters” within the meaning of the Securities Act and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

     Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a “distribution” of its shares, any selling stockholder, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person’s participation in the distribution is completed. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.
     If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:
•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	other facts material to the transaction.
     The selling stockholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.
     In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.
     We have agreed with the selling stockholders to use our best efforts to keep the registration statement of which this prospectus constitutes a part effective for one year after the effective date, or until such earlier date when all shares of common stock covered by the resale registration statement have been sold. Under certain circumstances, we will be entitled to postpone or suspend the filing, effectiveness or use of the registration statement.
     Under the Share Exchange Agreement, the selling stockholders (other than G.D. Searle, which was not a party to the Share Exchange Agreement) agreed not to transfer any of the shares of our common stock they received in the Combination for a period of six months after the closing. On the six-month anniversary of the closing, the restrictions on transfer will be released with respect to 50% of the shares they hold and the remaining 50% will be released on the one-year anniversary of the closing. Each such selling stockholder further agreed to limit daily sales of our common stock during the second six-month period to a maximum number of shares equal to 15% of the average daily trading volume of our common stock as reported by The NASDAQ National Market during the five trading days prior to such date. Transfers of shares of our common stock to family members or affiliates of such principal company shareholder that are not made in open market transactions will not be prohibited or restricted, if the transferee agrees in writing to be bound by such restrictions on transfer or if we consent to such transfer. These restrictions on sales of our common stock may cease to apply to a selling stockholder who was an employee of Immuno-Designed Molecules, S.A. as of the closing of the Combination and subsequently ceases to be an employee.
LEGAL MATTERS
     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for us by Cooley Godward LLP.

EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
     The financial statements of Immuno-Designed Molecules, S.A., as of December 31, 2004 and for the year then ended, appearing in our Amendment No. 1 to Current Report on Form 8-K/A, filed with the SEC on September 27, 2005, have been audited by Ernst & Young LLP, independent auditors as stated in their report appearing therein.
WHERE YOU CAN FIND MORE INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.
     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information that this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet website.
INFORMATION INCORPORATED BY REFERENCE
     We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.
     We incorporate by reference the documents listed below and any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering :
•	Annual report on Form 10-K/A for the year ended December 31, 2004, filed with the SEC on June 23, 2005;

•	Quarterly report on Form 10-Q/A for the quarter ended March 31, 2005, filed with the SEC on June 23, 2005;

•	Quarterly report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 9, 2005;

•	Quarterly report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 14, 2005.

•	Current report on Form 8-K filed with the SEC on March 18, 2005;

•	Current report on Form 8-K filed with the SEC on April 18, 2005;

•	Current report on Form 8-K filed with the SEC on April 22, 2005;

•	Current report on Form 8-K filed with the SEC on May 23, 2005;

•	Current report on Form 8-K filed with the SEC on June 2, 2005;

•	Current report on Form 8-K filed with the SEC on June 24, 2005;

•	Current report on Form 8-K filed with the SEC on July 7, 2005;

•	Current report on Form 8-K filed with the SEC on August 17, 2005;

•	Current report on Form 8-K filed with the SEC on September 9, 2005;

•	Current report on Form 8-K filed with the SEC on September 20, 2005;

•	Current report on Form 8-K filed with the SEC on September 27, 2005;

•	Current report on Form 8-K/A filed with the SEC on September 27, 2005;

•	Current report on Form 8-K filed with the SEC on October 4, 2005;

•	Current report on Form 8-K filed with the SEC on October 19, 2005;

•	Current report on Form 8-K/A filed with the SEC on November 14, 2005;

•	Current report on Form 8-K filed with the SEC on November 14, 2005;

•	Current report on Form 8-K filed with the SEC on November 28, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act.
     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:
IDM Pharma, Inc.
5820 Nancy Ridge Drive
San Diego, CA 92121
Attn: Investor Relations
(858) 860-2500
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.
     Because the factors discussed in this prospectus or incorporated by reference and even factors of which we are not yet aware, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of IDM Pharma, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “RISK FACTORS,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. These and other risks are detailed in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.
     Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other expenses of issuance and distribution.
     The expenses (excluding the placement agent fees) in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Amount to
Be Paid
SEC registration statement filing fee	$4,500
Legal fees and expenses	$15,000
Accounting fees and expenses	$10,000
Miscellaneous	$5,000
Total	$34,500
Item 15. Indemnification of officers and directors.
     The registrant’s amended and restated certificate of incorporation, as amended, provides that (a) the liability of the directors of the registrant for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and (b) the registrant is authorized to provide indemnification of its directors, officers, employees and other agents for breach of duty to the registrant and its stockholders through a bylaw provision, agreements with its agents, and/or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the Delaware General Corporation Law, or the DGCL, subject to the limitations on such excess indemnification set forth in Section 102 of the DGCL. Pursuant to Section 102 of the DGCL, a director’s liability is not eliminated (1) for a breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated bylaws provide that the registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL and shall have the power to indemnify its other officers, employees and other agents as set forth in the DGCL. Under Section 145 of the Delaware General Corporation Law, or the DGCL, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are (or are threatened to be) made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.
     The registrant has entered or plans to enter into indemnity agreements with each of its directors and executive officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceedings, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the registrant as to which indemnification is being sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any executive officer or director.
     The registrant has an insurance policy covering the executive officers and directors of the registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.
     The registrant has two additional insurance policies providing for an extension of coverage of the directors and officers insurance policy for those of the directors and officers of the registrant and those of the directors and officers of Immuno-Designed Molecules, S.A. who were covered by such policies immediately prior to the closing of the Combination. Pursuant to the Share Exchange Agreement, the registrant is obligated to continue to maintain such insurance policies for six years after the closing of the Combination.

Item 16. Exhibits.
     (a) Exhibits.

Exhibit No.	Description
2.1	Share Exchange Agreement, dated March 15, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (1)

2.2	Amendment No. 1, dated March 15, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (1)

2.3	Amended and Restated Preferred Exchange Agreement, dated April 12, 2005, between the registrant and G.D. Searle LLC.(2)

2.4	Amendment No. 2, dated April 21, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (3)

2.5	Amendment No. 3, dated May 31, 2005, among registrant and certain shareholders of Immuno-Designed Molecules, S.A. (4)

2.6	Amendment No. 4, dated June 30, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (5)

2.7	Amendment No. 5, dated August 16, 2005, among registrant and certain shareholders of Immuno-Designed Molecules, S.A. (6)

3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 2, 1991. (7)

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 2, 1998. (8)

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on November 12, 1998. (9)

3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 1, 1999. (10)

3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on September 23, 1999. (11)

3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 17, 2004. (12)

3.7	Certificate of Amendment, filed on August 15, 2005. (5)

3.8	Certificate of Ownership and Merger, filed on August 15, 2005. (5)

3.9	Amended and Restated Bylaws of the Registrant. (13)

4.1	Reference is made to Exhibits 3.1 through 3.9.

4.2	Specimen certificate of the Common stock. (14)

5.1	Opinion of Cooley Godward LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

23.3	Consent of Independent Auditors.

24.1	Power of Attorney. Reference is made to page II-5 of this registration statement.

(1)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on March 18, 2005.

(2)	Incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 8-K filed on April 18, 2005.

(3)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on April 22, 2005.

(4)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on June 2, 2005.

(5)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on July 7, 2005.

(6)	Incorporated by reference to Exhibit 2.2 to the registrant’s current report on Form 8-K filed on August 17, 2005.

(7)	Incorporated by reference to the registrant’s registration statement on Form S-1 and amendments there to (File No. 33-43356).

(8)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 1998, filed on August 14, 1998.

(9)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998.

(10)	Incorporated by reference to the registrant’s definitive proxy statement filed on July 28, 1999.

(11)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q, for the quarterly period ended September 30, 1999, filed on November 15, 1999.

(12)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-117116), filed on July 2, 2004.

(13)	Incorporated by reference to the registrant’s annual report on Form 10-K, for the fiscal year ended December 31, 2001, filed on March 29, 2002.

(14)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-128178), filed on September 8, 2005.

Item 17. Undertakings.
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
Provided, however, that paragraphs (i) and (ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.
(4) That, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 1, 2005.

IDM Pharma, Inc.

By:	/s/ Jean-Loup Romet-Lemonne

Chief Executive Officer and Director
(Principal Executive Officer)
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Loup Romet-Lemonne, M.D., and Robert De Vaere, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jean-Loup Romet-Lemonne	Chief Executive Officer and Director	December 1, 2005
Jean-Loup Romet-Lemonne, M.D.	(Principal Executive Officer)

/s/ Emile Loria*	President and Chief Business Officer	December 1, 2005
Emile Loria, M.D.	and Director

/s/ Robert J. De Vaere* Robert J. De Vaere	Chief Financial Officer (Principal Financial and Accounting Officer)	December 1, 2005

/s/ Robert Beck* Robert Beck, M.D.	Director	December 1, 2005

/s/ Jean Deleage* Jean Deleage, Ph.D.	Director	December 1, 2005

/s/ Donald Drakeman* Donald Drakeman, Ph.D.	Director	December 1, 2005

/s/ Sylvie Grégoire* Sylvie Grégoire, Pharm.D.	Director	December 1, 2005

/s/ Michael G. Grey* Michael G. Grey	Director	December 1, 2005

/s/ David Haselkorn* David Haselkorn, Ph.D.	Director	December 1, 2005

/s/ John P. McKearn* John P. McKearn, Ph.D.	Director	December 1, 2005

* Pursuant to Power of Attorney

/s/ Jean-Loup Romet-Lemonne Jean-Loup Romet-Lemonne, M.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement, dated March 15, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (1)

2.2	Amendment No. 1, dated March 15, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (1)

2.3	Amended and Restated Preferred Exchange Agreement, dated April 12, 2005, between the registrant and G.D. Searle LLC.(2)

2.4	Amendment No. 2, dated April 21, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (3)

2.5	Amendment No. 3, dated May 31, 2005, among registrant and certain shareholders of Immuno-Designed Molecules, S.A. (4)

2.6	Amendment No. 4, dated June 30, 2005, among the registrant and certain shareholders of Immuno-Designed Molecules, S.A. (5)

2.7	Amendment No. 5, dated August 16, 2005, among registrant and certain shareholders of Immuno-Designed Molecules, S.A. (6)

3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 2, 1991. (7)

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 2, 1998. (8)

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on November 12, 1998. (9)

3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 1, 1999. (10)

3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on September 23, 1999. (11)

3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 17, 2004. (12)

3.7	Certificate of Amendment, filed on August 15, 2005. (5)

3.8	Certificate of Ownership and Merger, filed on August 15, 2005. (5)

3.9	Amended and Restated Bylaws of the Registrant. (13)

4.1	Reference is made to Exhibits 3.1 through 3.9.

4.2	Specimen certificate of the Common stock. (14)

5.1	Opinion of Cooley Godward LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

23.3	Consent of Independent Auditors.

24.1	Power of Attorney. Reference is made to page II-5 of this registration statement.

(1)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on March 18, 2005.

(2)	Incorporated by reference to Exhibit 99.1 to the registrant’s current report on Form 8-K filed on April 18, 2005.

(3)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on April 22, 2005.

(4)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on June 2, 2005.

(5)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on July 7, 2005.

(6)	Incorporated by reference to Exhibit 2.2 to the registrant’s current report on Form 8-K filed on August 17, 2005.

(7)	Incorporated by reference to the registrant’s registration statement on Form S-1 and amendments thereto (File No. 33-43356).

(8)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 1998, filed on August 14, 1998.

(9)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998.

(10)	Incorporated by reference to the registrant’s definitive proxy statement filed on July 28, 1999.

(11)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q, for the quarterly period ended September 30, 1999, filed on November 15, 1999.

(12)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-117116), filed on July 2, 2004.

(13)	Incorporated by reference to the registrant’s annual report on Form 10-K, for the fiscal year ended December 31, 2001, filed on March 29, 2002.

(14)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-128178), filed on September 8, 2005.